Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

August 19, 2016	Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrown.com

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	M. Hughes Bates
Kayla M. Roberts

Re:	Santander Drive Auto Receivables Trust 2012-6, File No. 333-180147-03
Santander Drive Auto Receivables Trust 2013-1, File No. 333-180147-04
Santander Drive Auto Receivables Trust 2013-2, File No. 333-180147-05
Santander Drive Auto Receivables Trust 2013-3, File No. 333-180147-06
Santander Drive Auto Receivables Trust 2013-4, File No. 333-180147-07

Forms 10-K for the Fiscal Year Ended December 31, 2015
Filed March 30, 2016

On behalf of Santander Drive Auto Receivables LLC (the “Company”), I submit this letter in response to the letter (the “Comment Letter”) dated August 5, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) to the Company relating to the Forms 10-K for the fiscal year ended December 31, 2015 referenced above (collectively, the “Subject Filings”).

The Company’s responses to the Staff’s comments are set forth below. For ease of reference a summary of the Staff’s written comments has been presented in italics below. Unless otherwise noted, “we”, “us” and similar terms refer to the Company.

Mayer Brown LLP

August 19, 2016

Forms 10-K

Exhibit 31.1

1.	We note your response to prior comment 1. Please file your amended Forms 10-K with the revised certification as indicated in your response.

We filed our amended Forms 10-K on August 19, 2016 with the revised certification as indicated in our response.

Exhibit 33.1

2.	We note your responses to prior comments 2 and 3. Please file your amended servicer report on assessment of compliance to reflect the revisions detailed in your responses. Additionally, please confirm that all future reports on assessment of compliance with the servicing criteria for which you are the servicer will identify all criteria for which you have engaged vendors and have elected to take responsibility for assessing compliance and will include an assessment of compliance for Item 1122(d)(1)(v) with respect to all applicable servicing criteria.

We filed our amended servicer report on assessment of compliance on August 19, 2016 to reflect the revisions detailed in our responses. We confirm that all future reports on assessment of compliance with the servicing criteria for which we are the servicer will identify all criteria for which we have engaged vendors and have elected to take responsibility for assessing compliance and will include an assessment of compliance for Item 1122(d)(1)(v) with respect to all applicable servicing criteria.

* * * * *

Mayer Brown LLP

August 19, 2016

In connection with responding to your comments, we have been authorized by the Company to inform you that the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Subject Filings, (ii) comments of the Staff or changes to the disclosure in the Subject Filings in response to comments of the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Subject Filings, and (iii) the Company may not assert comments of the Staff as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela M. Ulum, at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Izzy Dawood
Chief Financial Officer
Santander Consumer USA
Jennifer M. Davis

Deputy Chief Financial Officer
Santander Consumer USA